Exhibit 99.3

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until 11:59 pm Eastern Time on August 30, 2022.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and return it to vote@vstocktransfer.com

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX

Mark, sign and date your proxy card and return it to 646-536-3179.

ATTEND/VOTE AT VIRTUAL MEETING

If you would like to attend and vote, please attend the Annual Meeting to be held on August 31, 2022 at 10:00 a.m. Eastern Time, please follow directions on the reverse side.

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Annual General and Special Meeting Proxy Card - Vision Marine Technologies Inc.

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL DIRECTOR NOMINEES AND "FOR" PROPOSALS 1, 3 AND 4.

(1) To set the number of directors at six;

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

(2) Election of Directors for the ensuing year:

☐ FOR ALL NOMINEES LISTED BELOW (except as marked to the contrary below)

☐ WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES LISTED BELOW

INSTRUCTION: TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

01 Steve P. Barrenechea 02 Patrick Bobby 03 Renaud Cloutier 04 Alan D. Gaines 05 Luisa Ingargiola 06 Alexandre Mongeon

(3) To appoint Ernst & Young LLP as auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to fix the remuneration to be paid to the auditors for the ensuing year;

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

(4) To consider and, if deemed advisable, to pass a special resolution for the purpose of amending the articles of the Corporation to create a new class of preferred shares, all as more particularly described in the accompanying management information circular of the Corporation;

☐ VOTE FOR ☐ VOTE AGAINST ☐ ABSTAIN

Date **Signature** **Signature, if held jointly**

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999 90.00

VISION MARINE TECHNOLOGIES INC.

Annual General and Special Meeting of Shareholders

August 31, 2022

IMPORTANT NOTICE REGARDING THE VIRTUAL MEETING TO BE HELD ON AUGUST 31, 2022

The Corporation is holding the Meeting in a virtual format, which will be conducted via live audio webcast. Registered Shareholders and duly appointed proxy holders will be able to attend the Meeting online, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out herein.

Voting will be conducted by virtual ballot.

To participate to the Meeting via live audio webcast, connect via the following URL:

https://www.virtualmeetingportal.com/visionmarinetechnologies/2022

VISION MARINE TECHNOLOGIES INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Alexandre Mongeon and Kulwant Sandher, with full power of substitution, as proxy to represent and vote all shares of Common Stock of Vision Marine Technologies Inc., (the "Corporation"), which the undersigned will be entitled to vote if personally present at the Annual General and Special Meeting of the Shareholders of the Corporation to be held on August 31, 2022, at 10:00 AM, Eastern Time, upon matters set forth in the Management Information Circular, a copy of which has been received by the undersigned. Each common share is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS MADE, THE PROXY WILL BE VOTED FOR THE SIX DIRECTOR NOMINEES, FOR PROPOSALS 1, 3 AND 4, AND IN THE CASE OF OTHER MATTERS THAT LEGALLY COME BEFORE THE MEETING, AS SAID PROXY(S) MAY DEEM ADVISABLE.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

(Continued and to be signed on Reverse Side)